Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, DC 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

Direct Dial Number (202) 636-5543	E-mail Address rajib.chanda@stblaw.com

September 22, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.W.

Washington, D.C. 20549

Attn: Karen Rossotto

Re:          First Eagle Credit Opportunities Fund

Registration Statement on Form N-2, File No. 811-23592, 333-239995

Dear Ms. Rossotto:

On behalf of First Eagle Credit Opportunities Fund (the “Fund”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (the “Amendment No. 1”) to the above-referenced registration statement on Form N-2 (the “Registration Statement”). Amendment No. 1 includes revisions to the Registration Statement in response to the Staff’s comments in its letter dated August 21, 2020 relating to the Registration Statement (the “Comment Letter”) and to otherwise update disclosure.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in bold below. Page references in the responses correspond to the pages of Amendment No. 1. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Fund.

General Comments

1.              We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Fund acknowledges the Staff’s comment.

Prospectus

Prospectus Cover

2.              In Securities Offered, the disclosure states “The Fund initially intends to offer two classes of Common Shares: Class A Shares and Class I Shares [emphasis added].” As the Fund has not received an order allowing it to offer multiple classes of shares, and therefore will not yet offer Class A shares, please delete the word “initially” from this disclosure. Please make corresponding changes in Plan of Distribution on the following page. In Plan of Distribution please also revise the disclosure to state clearly that only Class I shares are currently offered by the Fund and that there is no guarantee the Fund will receive exemptive relief allowing it to offer additional share classes. Please make corresponding changes throughout the registration statement.

Response: The Fund has made the requested revisions.

3.              In Investment Objective, the disclosure states that the Fund’s secondary objective is “providing long-term risk-adjusted returns by investing in a portfolio of a variety of credit asset classes.” Please disclose in plain English what the phrase “risk-adjusted returns” means. Please also delete the phrase “by investing in a portfolio of a variety of credit asset classes” from the Fund’s investment objective as this is the Fund’s strategy.

Response: The Fund has revised its disclosure to provide a plain English explanation of risk-adjusted returns. With respect to the requested deletion in the investment objective, the Fund respectfully submits that the phrase “by investing in a portfolio of a variety of credit asset classes” provides beneficial disclosure for potential investors by providing context around the Fund’s investment objective and is consistent with the level of detail used by other market participants, including other regulated funds sponsored by the Advisers.

4.              In the second sentence of Investment Objective, the disclosure states “The Fund intends to capitalize on relative value opportunities across the credit spectrum.” Please revise this sentence to disclose the concepts of “relative value opportunities” and “credit spectrum” in plain English. In general, please avoid the use of technical terms and complex language. See Gen. Instr. Part A: The Prospectus of Form N-2.

Response: The Fund has determined to remove the disclosure in question from the Investment Objective and added an explanation of “relative value opportunities” in the Investment Strategy section.

5.              Similarly, please revise the disclosure in Investment Strategy to avoid the use of technical terms. In particular, please disclose in plain English what “middle market ‘club’ loans” are and what the phrase “capitalizes on current and future income and relative value opportunities in credit markets” means.

Response: The Fund has revised the applicable disclosure.

6.              Also in Investment Strategy, please revise the disclosure to indicate that all the “below investment-grade credit assets” that comprise the Fund’s portfolio are commonly referred to as “high yield” securities or “junk.” Please make corresponding changes in the first paragraph of Below Investment Grade Rating Risk on page 9.

Please also disclose here, in bold, the following: Credit investments rated below investment grade are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Because of the risks associated with investing in high yield securities, an investment in the Fund should be considered speculative. Some of the credit instruments will have no credit rating at all.

Response: The Fund has made the requested revisions.

7.              In Interval Fund/Repurchase Offers, disclose the risks associated with the interval fund structure, including i) that it is possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their Common Shares repurchased and ii) that the Fund does not currently intend to list its shares for trading on any national securities exchange and therefore the Common Shares are not readily marketable and should be considered illiquid. Please also specify the anticipated timing of the Fund’s initial repurchase offer and provide a cross-reference to those sections of the Prospectus that discuss the Fund’s repurchase policies and the attendant risks. See Guide 10 to Form N-2.

Response: The Fund has added the requested disclosure regarding the timing of the Fund’s initial repurchase offer and a cross-reference to the Interval Fund/Repurchase Offers section. With respect to the requested risk disclosure, the Fund respectfully submits that adding this risk disclosure is not necessary given that these risks are already discussed in the first four bolded bullets in Risks, shortly following the Interval Fund/Repurchase Offers section.

8.              In Risks, please disclose as a bolded bullet that the amount of distributions the Fund may pay, if any, is uncertain (as indicated on page 19 in Distribution Risk). Please also disclose as bolded bullets the following, as appropriate:

The Fund’s distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to Common Shareholders through distributions will be distributed after payment of fees and Expenses.

A return of capital to Common Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result from such reduction in tax basis, Common Shareholders may be subject to tax in connection with the sale of Fund Shares, even if such Shares are sold at a loss relative to the shareholder’s original investment.

Response: The Fund notes that the fifth bolded bullet in Risks already states “There is no assurance that the Fund will be able to maintain a certain level of distributions to the holders of Common Shares of the Fund (the “Common Shareholders”). The Fund has revised its disclosure to include the first additional bolded risk. Further, the Fund has revised its disclosure to include a risk that is similar to the second additional bolded risk and consistent with the Fund’s disclosure elsewhere in the Registration Statement.

9.              In Leverage, the disclosure states that the Fund may issue preferred shares. Please confirm that the Fund does not intend to issue preferred shares (or debt securities or other securities) within a year from the effective date of the registration statement. If the Fund plans to issue preferred shares within a year from the effectiveness of the registration statement, please include additional disclosure of risks to shareholders in the event of a preferred shares offering.

Response: The Fund confirms that it does not intend to issue preferred shares (or debt securities or other securities) within one year from the effective date of the Registration Statement.

Prospectus Summary

10.       We generally encourage providing a prospectus summary where the length and complexity of the prospectus make a summary useful, and believe a summary should only provide a brief overview of the key aspects of your offering, business, and risks. Your Prospectus Summary is over 20 pages and substantially repeats disclosures contained elsewhere. As written, your summary is too lengthy and detailed for its purpose. See Item 3.2 of Form N-2. Please revise as appropriate.

Response: The Fund has made the requested revisions.

11.       On page 2, in the second paragraph of Investment Objective and Strategies, please explain in plain English what “first lien loans” and “unitranche loans” are. In addition, the disclosure in this paragraph states “The Fund expects, under normal circumstances, to employ an investment strategy that capitalizes on current and future income and relative value opportunities in credit markets.” Please clarify what this strategy is and elaborate on how the Fund will apply it to determine its investments.

Response: The Fund has revised its disclosure in response to this comment.

12.       On page 2, in Adviser and Subadviser, in the last line of the third paragraph, please replace “Adviser” with “Subadviser.” Please also clarify whether the portfolio managers disclosed in the last sentence of this section are employees of the Adviser or Subadviser.

Response: The Fund has made the requested revisions.

13.       On page 7-8, in Repurchase Offers Risk, please disclose separately risks to the Fund and those to Common Shareholders. Also, immediately following the last sentence in this section indicating potential tax consequences of share repurchases, please include a cross-reference to Tax Matters in the Prospectus and Taxation in the Statement of Additional Information.

Response: The Fund has added some separation to this disclosure to more clearly highlight the portion of this disclosure regarding implications for individual shareholders, but respectfully submits that the relevant risks were already included in the existing disclosure. The Fund has revised its disclosure to include the requested cross-references.

14.       On page 8, in the last sentence in Large Shareholder Risk, the disclosure states “Third party stockholders will not be given priority over Shareholders that are affiliates of the Adviser and the Subadviser, whose holdings in the Fund may be significant and may have the effect of diluting third party stockholders with respect to any repurchase offer.” Please clarify what “third party stockholders” are and the risk this disclosure is referring to. Please also supplementally explain to us the specific Shareholder affiliates that this risk is referring to and describe the circumstances that may cause this risk to arise. We may have further comments.

In addition, please explain to us supplementally how the circumstances outlined in this risk disclosure is consistent with Rule 23c-2 under the 1940 Act, which requires, among other things, that a closed-end fund redeem shares in a “manner as will not discriminate unfairly against any holder of the securities of such class or series.”

Response: The Fund has clarified this risk disclosure. This risk disclosure is included in anticipation of a potential large seed investment from one or more investors, which may include the Adviser or its affiliates. If a large investor tenders all of their shares in connection with a repurchase offer, and the repurchase offer is oversubscribed, it is possible that only a small number of shares would be accepted for repurchase from smaller shareholders because all repurchase orders would be reduced pro rata. The Fund respectfully submits that Rule 23c-2 under the 1940 Act does not apply to the Fund’s repurchase offers under Rule 23c-3 because repurchase offers are not redemptions, but notes that this disclosure states that for purposes of the Fund’s repurchase offers any affiliated shareholder will be treated the same as any unaffiliated shareholder.

15.       On page 9, in the second paragraph of Interest Rate Risk and also in Foreign Currency Risk on page 21, the disclosure indicates that the Subadviser may engage in “hedging activities” on behalf of the Fund. If the Fund intends to use derivatives to hedge its portfolio, please disclose so in Investment Objective and Strategies and disclose the specific derivatives the Fund may use as a principal strategy. Please also disclose the associated risks.

Response:  The Fund does not intend to use derivatives as a principal investment strategy and has revised its disclosure accordingly.

16.       On page 11, please clarify the difference between the securities described in the section Distressed Investments Risk and those described in the next section Distressed

Debt, Litigation, Bankruptcy and Other Proceedings Risk. Please also disclose the Fund’s investment in distressed assets and debt in Investment Objective and Strategies.

Response: The Fund has revised its disclosure to combine the Distressed Investments Risk and the Distressed Debt, Litigation, Bankruptcy and Other Proceedings Risk. With respect to the requested revision to The Fund’s Investment Objective and Strategies, the Fund respectfully submits that distressed investments are not a principal part of the Fund’s investment strategy and has removed risk disclosure regarding distressed investments from the Prospectus Summary. Inclusion of the risk factor in the Fund’s disclosure is intended to address the risk that Fund may have an investment that becomes distressed and may be required to take certain actions to preserve such investment.

17.       On page 13, in Foreign Loan Originations Risk, the disclosure states “A portion of the Fund’s investments may be in securities of foreign companies,” including companies in emerging markets. Please disclose these investments in Investment Objective and Strategies.

Response:  The Fund does not intend to invest in the securities of foreign companies as a as a principal investment strategy and has removed this risk from the Prospectus Summary.

18.       On page 19, in Payment-In-Kind Securities, the disclosure indicates that the Fund may invest in PIK securities. Will the Fund invest significantly in these securities? If so, in addition to the risks disclosed here, please disclose at an appropriate place in the registration statement the following risks associated with these investments:

•                  The interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan;

•                  The interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;

•                  Market prices of original issue discount (“OID”) instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash;

•                  PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral;

•                  Use of PIK and OID securities may provide certain benefits to the Fund’s Advisor including increasing management fees and incentive compensation.

•                  The Fund may be required under the tax laws to make distributions of OID income to shareholders without receiving any cash. Such required cash distributions may have to be paid from offering proceeds or the sale of Fund assets; and

•                  The required recognition of OID, including PIK, interest for U.S. federal income tax purposes may have a negative impact on liquidity, because it represents a non-cash component of the Fund’s taxable income that must, nevertheless, be distributed in cash to investors to avoid it being subject to corporate level taxation.

Response: The Fund does not intend to invest significantly in PIK securities and has removed this risk from the Prospectus Summary.

19.       On page 20, in Portfolio Turnover Risk, the disclosure states “The Fund may engage in short-term trading strategies… .” Please disclose this in Investment Objective and Strategies.

Response: The Fund has removed this risk from the Prospectus Summary and revised the disclosure when it appears later to clarify that the Fund may utilize short-term trading as part of its cash management strategy in connection with inflows and repurchase offers.

20.       On page 21, in Conflicts of Interest Relating to Affiliates, the disclosure states “The Adviser’s affiliation with The Blackstone Group Inc. and Corsair Capital LLC…requires the Adviser to manage conflicts of interest associated with dealings the Fund may have with those businesses or funds, clients or portfolio companies associated with it.” Please describe in detail, supplementally, how the Fund manages conflicts with these entities. We may have further comments.

Response: The Advisers have adopted policies and procedures to mitigate potential conflicts and comply with applicable law. The Advisers’ affiliation with The Blackstone Group Inc. (“and Corsair Capital LLC (collectively, “Blackstone/Corsair”) requires the Advisers to manage conflicts of interest associated with dealings the Fund may have with those businesses or funds, clients or portfolio companies associated with it. For example, should the Advisers wish to cause the Fund to execute portfolio transactions through broker-dealers associated with Blackstone/Corsair, the commercial reasonableness of the brokerage compensation associated with those trades would have to be assessed. Other dealings may be more completely restricted. For example, the Funds may not be able to buy or sell property directly to or from Blackstone/Corsair or their associated accounts. There also may be limits on participation in underwritings or other securities offerings by Blackstone/Corsair or their associated funds, accounts or portfolio companies. The breadth of these affiliations at times may require the Fund to abstain from or restructure an otherwise attractive investment opportunity.

Additionally, Blackstone/Corsair have adopted certain policies and procedures (e.g., information barriers) to mitigate potential conflicts of interest that each has with its portfolio companies and to address certain regulatory requirements and contractual restrictions. Blackstone/Corsair may represent creditors or debtors in proceedings under the Bankruptcy Code or prior to such filings. From time to time, Blackstone/Corsair, as applicable, may serve as advisor to credit or equity committees. While the Advisers have adopted policies and procedures, including information barriers, to mitigate potential conflicts and reduce the risk that the Advisers would face restrictions under these circumstances, the participation of Blackstone/Corsair in any such activities could potentially limit or preclude the flexibility that the Fund may otherwise have to participate in restructurings. Alternatively, the Adviser may be required to liquidate the Fund’s existing positions of the applicable portfolio entity.

Summary of Fund Expenses

21.       Please disclose in the narrative that the fees and expenses presented in the fee table are based on the Fund’s net assets.

Response: The Fund has revised its disclosure in response to this comment.

22.       On page 51, in the second sentence of the first paragraph of Investment Advisory and Subadvisory Agreements, the disclosure states “In return for its investment management services, the Fund pays the Adviser a fee at the annual rate of [ ]% of the average daily value of the Fund’s Managed Assets.” Similarly, the third paragraph of this section states “The Adviser also performs certain administrative, accounting operations, compliance and other services for the Fund. The Fund pays a fee to the Adviser related to those services at an annual rate of [ ]% of the value of the Fund’s the average daily value of the Fund’s Managed Assets.” Please confirm that the advisory fee and the services fees described here, although based on Managed Assets, are presented as a percentage of the Fund’s net assets in the fee table. If these fees were converted from Managed Assets to net assets, please include a footnote to the table noting as such.

Response: The Fund confirms that the management fee is presented as a percentage of the Fund’s net assets in the Summary of Fund Expenses table and has added the requested footnote. The Fund has revised its disclosure to remove the administration fee.

23.       Please clarify what fees are included in the line item “Distribution and/or Service (12b-1) Fees.” Please disclose shareholder service fees and 12b-1 fees as separate line items.

Response: The Fund has made the requested revisions.

24.       On page 24, in the last line of footnote 1 to the Example, the disclosure states “In addition to the fees and expenses described above, you may also be required to pay transaction or other fees on purchases of Class I Shares of the Fund, which are not reflected in the example.” Please clarify what these fees are.

Response: The Fund has added disclosure stating that Class I Shares are offered for investment through certain financial firms that charge their customers transaction or other fees with respect to their customers’ investments in the Fund, as noted elsewhere in the Registration Statement.

25.       Please revise footnote 4 to disclose the material assumptions used to estimate “Interest Payments on Borrowed Funds”, including the amount of leverage to be employed and the interest rate(s) associated with the borrowing. Also, to the extent that the Fund currently intends to leverage, please consider replacing disclosure throughout indicating the Fund “may” leverage with disclosure indicating the extent to which the Fund currently intends to leverage.

Response: The Fund has made the requested revisions.

The Fund’s Investment Objective and Strategies

26.       Please remove “but not limited to” from your 80% policy and clearly delineate what types of assets will be considered “below investment grade credit assets” for purposes of complying with such policy.

Response: The Fund has made the requested revisions.

27.       On page 25, the disclosure in the section Flexible Credit Investing Strategy is convoluted and uses technical jargon that does not inform investors about how the Adviser intends to construct and manage the portfolio. For example you reference “managing a diversified portfolio of credit assets best-positioned to perform in various market conditions” without explaining how the Adviser evaluates portfolio diversification or determines market conditions. Please revise to discuss your flexible credit investing strategy clearly and in plain English.

Response: The Fund has made the requested revision.

28.       On page 28, in Access to First Eagle Alternative Credit Deal Flow, the disclosure in the second sentence states “The Fund will seek out the most attractive investment ideas sourced through the platform’s multi-billion-dollar credit platform to achieve its investment objective.” Please clarify what this sentence means.

Response: This sentence refers to the scale, infrastructure and demonstrated investment expertise of First Eagle Alternative Credit.

29.       In this section generally, please revise as appropriate to avoid technical terms and complex language and present the disclosure clearly and in plain English.

Response: The Fund has revised its disclosure in response to this comment.

30.       On page 29 under Subadviser’s Investment Process you state that “all portfolio investments undergo intensive screening, due diligence, and credit analyses focused on principal preservation and long-term value creation… .” Given the disruptions caused by COVID-19 and responses to it, and with a view to enhanced strategy and risk disclosure, please tell us whether your investment analysis and diligence process has changed. For example:

•                  Has COVID-19 caused the Adviser to rethink the data and models it historically relied on when making investment decisions?

•                  Does the Adviser believe historical investment trends and data relationships will continue, and if not, how is the Adviser repositioning its analyses in response?

•                  Has the potential inability to conduct in-person due diligence impacted the number of investment options available and the Adviser’s overall comfort level with certain allocation types?

These are examples only. Our comment seeks to understand how COVID-19 affects your investment operations and process as this may affect the Fund’s investments in a way that should be reflected in your disclosure. Please explain and revise as necessary.

Response: The Fund respectfully submits that the Subadviser has considered the potential impacts of COVID-19 on its investment operations and process and does not believe additional strategy and risk disclosure is warranted at this time. The Fund will continue to evaluate the potential impacts of COVID-19 and would revise its disclosure as appropriate in the future if there are significant developments.

COVID-19, as with any other significant economic disruption, has had an impact in the particular investments that the Subadviser has selected on behalf of its clients, but has not resulted in any change to the Subadviser’s investment approach and has had minimal impact on its due diligence process, which does not rely heavily on in-person diligence.

Principal Risks of the Fund

31.       On page 42, in Investment in Other Regulated Funds, the disclosure states “The Fund may invest in securities of other investment companies, including ETFs and BDCs….” Please disclose these investments in Investment Strategies, which begins on page 27.

Response: The Fund has made the requested revision.

Plan of Distribution

32.       On page 58, in the penultimate line of the third paragraph in Revenue Sharing, we note the references to “another third-party intermediary” and “finder’s fees.” Please explain to us what sorts of activities are contemplated by this disclosure.

Response: Revenue sharing payments may be made to third-party intermediaries who are not registered broker-dealers. In connection with purchases of Class A Shares not previously subject to a front-end sales charge or dealer commission, the Distributor may pay a broker-dealer or third-party intermediary a “finder’s fee” commissions of up to 1.00%. The Distributor, Adviser or an affiliate pay all such payments out of its (or their) own resources

Description of Capital Structure and Shares

33.       On page 78, in the third paragraph of Anti-Takeover and Other Provisions in the Declaration of Trust, the disclosure states “The Trustees may from time to time grant other voting rights to shareholders with respect to these and other matters in the Bylaws… .” Please explain to us supplementally what is contemplated by this disclosure and identify any specific By-law or Declaration of Trust provisions that may grant or alter shareholder voting rights.

Response: The Fund’s Declaration of Trust provides shareholders the right to vote:  (a) for the election or removal of Trustees; (b) with respect to any investment advisory or management contract entered into pursuant to and to the extent required by the Declaration of Trust; (c) with respect to any amendment of the Declaration of Trust to the extent and as provided in the Declaration of Trust; and (d) with respect to such additional matters relating to the Fund as the Trustees may consider necessary or desirable.

Statement of Additional Information

34.       On page 7, in Other Information Regarding Investment Restrictions, Concentration, please disclose whether the Fund will or will not invest 25% or more of its total assets in a particular industry or group of industries.

Response: The Fund respectfully notes the disclosure on page 6, which states “The Fund will not “concentrate” its investments in an industry, except to the extent permitted under the 1940 Act, as such may be interpreted or modified by regulatory authorities having jurisdiction, from time to time.” As explained in the first paragraph of the Other Information Regarding Investment Restrictions section, the disclosure on page 7 is intended to provide additional information regarding the Fund’s investment restrictions.

Please call me (202) 636-5592 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Rajib Chanda
Rajib Chanda

cc:                                David Blass, Simpson Thacher & Bartlett LLP

Christopher Healey, Simpson Thacher & Bartlett LLP

Katherine O’Neil, Simpson Thacher & Bartlett LLP

Nathan Greene, Sidley Austin LLP

Jay Williamson, Securities and Exchange Commission